GARRETT A. DEVRIES

214.969.2891/fax: 214.969.4343

gdevries@akingump.com

November 17, 2017

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Construction Partners, Inc.
Confidential Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Construction Partners, Inc., a Delaware corporation (the “Company”), we hereby submit for confidential nonpublic review under Section 6(e) of the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Draft Registration Statement”), relating to the offer and sale by the Company and the selling stockholders named therein of the Company’s Class A common stock, par value $0.001 per share.

Pursuant to Title 1, Section 101 of the JOBS Act, and as disclosed in the Draft Registration Statement, the Company is an “emerging growth company” that has total annual gross revenues of less than $1,070,000,000 during its most recently completed fiscal year and is therefore permitted to make this confidential submission of the Draft Registration Statement for review.

Please note that, in accordance with the Staff’s Processing Procedures for Draft Registration Statements and the Staff’s Compliance and Disclosure Interpretation 101.04, the Company has elected to omit from its Draft Registration Statement interim financial information for 2017 because the Company reasonably believes that such interim financial information will not be required to be presented separately at the time of the contemplated offering.

If you have any questions or require additional information in the course of your review of the enclosed Draft Registration Statement, please call me at (214) 969-2891 or, in my absence, Sean T. Gurgle at (214) 969-2865.

Sincerely,

/s/ Garrett A. DeVries

Garrett A. DeVries

cc:	Alan Palmer, Construction Partners, Inc.

1700 Pacific Avenue, Suite 4100 | Dallas, Texas 75201-4675 | 214.969.2800 | fax: 214.969.4343 | akingump.com